						EXHIBIT 12
AT&T INC.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
Dollars in Millions

	Nine Months Ended
	September 30,		Year Ended December 31,
	2013	2012	2012	2011	2010	2009	20081
Earnings:
Income (loss) from continuing operations before income taxes	$16,624	$16,990	$10,439	$6,716	$18,238	$18,518	$(4,572)
Equity in net income of affiliates included above	(494)	(537)	(752)	(784)	(762)	(734)	(819)
Fixed charges	3,651	3,739	4,943	4,900	4,786	5,071	4,943
Distributed income of equity affiliates	262	54	137	161	161	317	164
Interest	(213)	(197)	(263)	(162)	(772)	(740)	(659)

Earnings, as adjusted	$19,830	$20,049	$14,504	$10,831	$21,651	$22,432	$-

Fixed Charges:
Interest expense	$2,481	$2,624	$3,444	$3,535	$2,994	$3,368	$3,369
Interest capitalized	213	197	263	162	772	740	659
Dividends on preferred securities	-	-	-	-	-	-	4
Portion of rental expense representative of interest factor	957	918	1,236	1,203	1,020	963	911

Fixed Charges	$3,651	$3,739	$4,943	$4,900	$4,786	$5,071	$4,943

Ratio of Earnings to Fixed Charges	5.43	5.36	2.93	2.21	4.52	4.42	-

1 Earnings were not sufficient to cover fixed charges in 2008. The deficit was $943.